May 27, 2010	HNC: TSX

Hard Creek Nickel Corporation to be featured on CEO
Clips on the Biography Channel

CEO Clips, a series of two minute corporate profiles on Canadian companies, will feature Hard Creek Nickel Corporation on The Biography Channel in Canada beginning Monday, May 31st through Sunday, June 20th.

This short feature which is entitled “CEO Company Execs Online” will be broadcast intermittently throughout the day and evenings. The key executives of Hard Creek Nickel briefly discuss the corporate philosophy as well as objectives for future growth and development of the Company.

The CEO Clip may also be viewed online via the Hard Creek Nickel Corporate website: www.hardcreek.com. In addition it will be posted on Yahoo Finance Canada, MSN Money, Stockhouse.com and on www.ceoclips.com.

About The Biography Channel:

"Over half of Canadians in digital households watch The Biography Channel," Roper Report. The Biography Channel finished #1 in awareness, viewership and importance to the enjoyment of cable in a Beta Research Subscriber study of digital cable subscribers and can currently be viewed in 1.15 million Canadian homes.

About Hard Creek Nickel Corporation:

Hard Creek Nickel Corporation is currently advancing its core asset, the Turnagain project, a giant disseminated nickel-sulphide deposit located in north central British Columbia, Canada. Current work programs include metallurgical and engineering studies and baseline environmental studies.

“Mark Jarvis”

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com